Mail Stop 6010
Via Facsimile and U.S. Mail

April 6, 2007

Mr. Fredric N. Eshelman, Pharm. D.
Chief Executive Officer
Pharmaceutical Product Development, Inc.
3151 South Seventeenth Street
Wilmington, North Carolina 28412

      Re: Pharmaceutical Product Development, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed on February 27, 2007
             File No. 000-27570

Dear Mr. Eshelman:

      We have limited our review of your filing to the issue we have addressed in our comment.   In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 47

1. You record the majority of your revenues from contracts on a proportional performance basis based on "contract value" multiplied by the percentage of completion. In disclosure-type format, please provide an expanded discussion and quantification of the methods and key assumptions used to determine "contract value" and "estimated total effort to complete". Quantify the impact of changes in your estimate of "contract value" and "estimated total effort to complete" for each period

presented and the reasonably likely impact of corresponding changes in future periods. Describe the significant terms governing your contracts, particularly those with large customers. Include a discussion of pricing arrangements (e.g. fixed, variable or contingent fees), termination provisions, contract fee payment schedules and associated milestone events, contract duration, and provisions linking contracts with the same customer.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant